SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-32665

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:
OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OGLEBAY NORTON COMPANY,
1100 SUPERIOR AVENUE,
21st FLOOR, CLEVELAND, OHIO 44114

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
AND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

FOR

ANNUAL REPORT ON FORM 11-K

OGLEBAY NORTON COMPANY
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
CLEVELAND, OHIO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
December 31, 2001 and 2000 and Year Ended December 31, 2001
with Report of Independent Auditors

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

December 31, 2001 and 2000 and
Year Ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

Compensation and Organization Committee
Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Company Incentive Savings and Stock Ownership Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Cleveland, Ohio
June 14, 2002

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
Assets
Cash and cash equivalents	$339,727	$498,201
Investments, at fair value:
Shares of registered investment companies	15,545,857	17,165,012
Collective investment trust	5,916,530	5,738,049
Oglebay Norton Company common stock	5,643,543	6,098,300
Participant loans	1,479,164	1,248,173

	28,585,094	30,249,534
Receivables:
Contribution from employer	38,115	33,032
Contributions from employees	72,991	72,430
Accrued investment income	4,072	1,905

	115,178	107,367
Liabilities:
Distributions payable	66,990	—

Net assets available for benefits	$28,973,009	$30,855,102

See notes to financial statements.

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

Additions
Investment income:
Interest and dividends	$310,793
Contributions:
Employer	1,529,793
Employee	3,026,957
Rollovers	167,195

4,723,945

Total additions	5,034,738

Deductions
Distributions to participants	(4,738,036)
Net depreciation in fair value of investments	(3,371,601)
Administrative fees	(98,598)

Total deductions	(8,208,235)
Transfer to the Plan	1,291,404

Net decrease	(1,882,093)
Net assets available for benefits beginning of year	30,855,102

Net assets available for benefits end of year	$28,973,009

See notes to financial statements.

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000 and Year Ended December 31, 2001

1.    Plan Description

The following description of the Oglebay Norton Company Incentive Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering non-bargaining employees of Oglebay Norton Company’s (Company and plan administrator) corporate office and Colorado Silica and Port Inland plants, certain bargaining employees of the Company’s Bakersfield and Brady plants, employees of the Company’s El Paso, Kings Mountain and Velarde plants, past employees of the Company’s Columbus and Portage plants, and certain other employee groups as described below.

Effective May 1, 2001, the Plan was amended to extend coverage to the non-bargaining employees of Michigan Limestone Operations, Inc., a subsidiary of the Company. Accordingly, Michigan Limestone Operations Limited Partnership 401(k) Plan for Salaried Employees was merged into and made part of the Plan. Net assets transferred into the Plan were $1,291,404.

The Plan allows each participant to elect to contribute from 1% to 15% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company is required to contribute an amount equal to either 50% or 75% of a participant’s contribution, depending upon the participant’s employee group, up to a maximum of 8% of the participant’s compensation. Company contributions are nonparticipant-directed and are invested in the Oglebay Norton Stock Fund.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions made to the Plan and earnings thereon. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

Participants may borrow from their accounts. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant’s nonforfeitable account balance. The minimum loan amount is $1,000.

2.    Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. Oglebay Norton Company stock is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximates fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

During 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Net Appreciation (Depreciation) in Fair Valueof Investments
Shares of registered investment companies	$(2,447,357)
Collective investment trust	337,249
Oglebay Norton Company common stock	(1,261,493)

$(3,371,601)

The following is a summary of individual investments held by the Plan as of December 31, 2001 and 2000, which represent five percent or more of net assets available for benefits:

	December 31
	2001	2000
Oglebay Norton Company common stock*	$5,643,543	$6,098,300
Schwab Stable Value Fund	5,916,530	5,738,049
INVESCO Total Return Fund	1,861,074	1,575,159
Janus Fund	5,835,470	9,115,102
Oakmark Fund	3,344,013	2,255,286
Schwab S&P 500 Investor Shares Fund	3,245,859	3,001,393

*	Non-participant directed

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.  Nonparticipant-Directed Investment

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2001	2000
Net assets:
Cash and cash equivalents	$339,727	$498,201
Investments, at fair value:
Oglebay Norton Company common stock	5,643,543	6,098,300
Employer contribution receivable	38,115	33,032

	$6,021,385	$6,629,533

Year ended December 31, 2001
Changes in net assets:
Interest and dividends	$14,843
Employer contributions	1,543,323
Employee contributions	282,942
Rollover contributions	1,643
Net depreciation in fair value of investment	(1,261,493)
Distributions to participants	(1,476,316)
Administrative fees	(24,944)
Transfers to fund, net	311,854

$(608,148)

OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    Transactions with Parties–in–Interest

Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company common stock held in the Oglebay Norton Stock Fund.

During 2001, certain fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

Oglebay Norton Company Incentive Savings and Stock Ownership Plan

EIN: 34-1888342 Plan Number: 007

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2001

Name of Issuer andTitle of Issue	Shares, Units orInterest Rates	Cost**	CurrentValue
Registered Investment Companies:
INVESCO Total Return Fund	74,413		$1,861,074
Janus Fund	237,214		5,835,470
Lazard International Equity Fund	67,163		668,270
Loomis Sayles Small Cap Value Fund	28,340		591,171
Oakmark Fund	94,812		3,344,013
Schwab S&P 500 Investor Shares Fund*	183,589		3,245,859
Collective Investment Trust:
Schwab Stable Value Fund*	436,548		5,916,530
Oglebay Norton Stock Fund:
Oglebay Norton Company common stock*	364,100	$6,921,345	5,643,543
Participant loans*	6.5%-10.5%		1,479,164

			$28,585,094

*	Indicates party-in-interest to the Plan.
**	Cost is presented for nonparticipant- directed investments only

Oglebay Norton Company Incentive Savings and Stock Ownership Plan

EIN: 34-1888342 Plan Number: 007

Schedule H, Line 4(j)—Schedule of Reportable Transactions
Year Ended December 31, 2001

Identity of Party Involved	Description of Asset	Total Purchases	TotalSales	NetGain
Category (iii)—Series of transactions in excess of 5 percent of plan assets
Charles Schwab Trust Company*	Oglebay Norton Stock Fund*
	151 purchases	$2,832,569
	171 sales		$2,184,308	$229,686

There were no category (i), (ii) or (iv) reportable transactions during 2001.

*	Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23	Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGLEBAY NORTON COMPANY

By:	/s/ JULIE A. BOLAND
Julie A. Boland Vice President, Chief Financial Officer and Treasurer On behalf of the Registrant as Principal Financial Officer
DATE: June 28, 2002